press release

ArcelorMittal Announces Early Tender Results for its Offers to Purchase for Cash Up to $600,000,000 Aggregate Principal Amount of its Outstanding Notes Listed Below

Title of Security	CUSIP/ISIN	Principal Amount Tendered	Early Tender Premium(1)	Clearing Premium(2)	Total Consideration(3)
5.125% Notes due June 1, 2020	03938LAY0/ US03938LAY02	$110,936,000	$50	$42.50	$1,051.25
5.250% notes due August 5, 2020(4)	03938LAQ7/ US03938LAQ77	$144,901,000	$50	$42.50	$1,063.75
5.500% notes due March 1, 2021(5)	03938LAU8/ US03938LAU89	$320,464,000	$50	$42.50	$1,053.75

(1)	Per $1,000 principal amount of Notes validly tendered at or prior to the Early Tender Time (as defined herein) and not validly withdrawn.
(2)	Per $1,000 principal amount of Notes validly tendered. Determined in accordance with the modified “Dutch Auction” procedure described in the section “The Offers—Description of the Offers—Clearing Premium and Total Consideration” in the Offer to Purchase (as defined herein).
(3)	Per $1,000 principal amount of Notes validly tendered at or prior to the Early Tender Time and not validly withdrawn. Includes the Early Tender Premium (as defined herein). Does not include Accrued Interest (as defined herein).
(4)	The interest rate on the August 2020 Notes increased pursuant to an interest adjustment clause applicable to the August 2020 Notes and is currently 6.250%.
(5)	The interest rate on the 2021 Notes increased pursuant to an interest adjustment clause applicable to the 2021 Notes and is currently 6.500%.

June 28, 2016 – ArcelorMittal (the “Company” or “ArcelorMittal”) announces the early tender results of its tender offers (the “Offers”) to purchase for cash up to the Maximum Tender Amount (as defined herein) in the aggregate of its outstanding 5.125% Notes due June 1, 2020 (CUSIP 03938LAY0/ ISIN US03938LAY02) (the “June 2020 Notes”), 5.250% notes due August 5, 2020 (CUSIP 03938LAQ7/ ISIN US03938LAQ77) (the “August 2020 Notes”) and 5.500% notes due March 1, 2021 (CUSIP 03938LAU8/ ISIN US03938LAU89) (the “2021 Notes” and, together with the June 2020 Notes and the August 2020 Notes, the “Notes”).

This announcement does not contain the full terms and conditions of the Offers, which are contained in the offer to purchase dated June 14, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and is subject to the offer restrictions set out below and more fully described in the Offer to Purchase.

The table above sets forth information with respect to the Notes that were validly tendered at or prior to 5:00 p.m., New York City time, on June 27, 2016 (such time, the “Early Tender Time”) and not withdrawn and accepted for purchase pursuant to the Offers. At the Early Tender Time, the Company determined a single Clearing Premium of $42.50 based on the Bid Premiums (as defined in the Offer to Purchase) for all Notes tendered at or prior to the Early Tender Time in accordance with the modified “Dutch Auction” procedure described in the section “The Offers—Description of the Offers—Clearing Premium and Total Consideration” in the Offer to Purchase. The “Total Consideration” set forth in the table above for each $1,000 principal amount of Notes validly tendered at or prior to the Early Tender Time and not validly withdrawn and accepted for purchase pursuant to the Offers is equal to the sum of: (i) the Minimum Bid Price for the relevant Series and (ii) the Clearing Premium determined in accordance with this modified “Dutch Auction” procedure. The Total Consideration includes an early tender premium of $50 per $1,000 principal amount of Notes (the “Early Tender Premium”).

Subject to the terms and conditions set forth in the Offer to Purchase, with respect to all such Notes validly tendered at or prior to the Early Tender Time and not validly withdrawn and accepted for purchase pursuant to the Offers, the Company expects to pay the Total Consideration, together with any Accrued Interest, to the Holders on the second Business Day after the Early Tender Time (such date, the “Early Settlement Date”).

Notes may be validly tendered at any time on or before 11:59 p.m., New York City time, on July 12, 2016, unless extended or earlier terminated (as may be extended or earlier terminated, the “Expiration Time”). Notes must be tendered in accordance with the procedures set forth in the Offer to Purchase. Holders who validly tender their Notes after the Early Tender Time but at or prior to the Expiration Time will only be eligible to receive the “Tender Consideration”, which is the applicable Total Consideration minus the Early Tender Premium, plus any Accrued Interest. Any Notes validly tendered after the Early Tender Time and at or prior to the Expiration Time will be deemed to have been tendered with a Bid Price equal to the Tender Consideration, regardless of the Bid Price the Holder thereof specifies. The terms and conditions applicable to Holders’ Bid Prices and the bidding procedure are described in the section “The Offers—Description of the Offers—Bidding Procedure” in the Offer to Purchase.

The “Maximum Tender Amount” is $600 million in aggregate principal amount of the Notes. Notes tendered at or prior to the Early Tender Time are being accepted for purchase in priority to Notes tendered after the Early Tender Time. Taking into account the $576,301,000 aggregate principal amount of Notes accepted for purchase as of the Early Tender Time pursuant to the Offers, the portion of the Maximum Tender Amount available for Notes tendered after the Early Tender Time and at or prior to the Expiration Time is equal to $23,699,000. Notes tendered may be subject to proration in the event that the Offers are oversubscribed at the Expiration Time, as described in the section “The Offers— Description of the Offers—Priority of Acceptance and Proration” in the Offer to Purchase.

The Total Consideration and Tender Consideration, as applicable, with respect to the Notes accepted for purchase pursuant to the Offers will be payable in cash. In addition to the Total Consideration or Tender Consideration, as applicable, Holders who tender Notes that are accepted for purchase pursuant to the Offers will also be paid accrued and unpaid interest from, and including, the immediately preceding interest payment date applicable to such Notes to, but excluding, the applicable Settlement Date (the “Accrued Interest”).

With respect to Notes validly tendered after the Early Tender Time but at or prior to the Expiration Time and accepted for purchase pursuant to the Offers, the Company expects to pay the Tender Consideration, together with any Accrued Interest, to the Holders thereof on the second Business Day after the Expiration Time (such date the “Final Settlement Date”; each of the Early Settlement Date and the Final Settlement Date, a “Settlement Date”).

Payment of the aggregate consideration for Notes accepted for purchase pursuant to the Offers is expected to be made on the Early Settlement Date or the Final Settlement Date, as applicable, on which date the Company will deposit with DTC the amount of cash necessary to pay the Total Consideration or Tender Consideration, as applicable, plus any Accrued Interest, in respect of the Notes accepted for purchase pursuant to the Offers on the relevant Settlement Date.

ArcelorMittal will fund the Offers with existing cash resources. The Offers are being made to reduce gross debt through the early repayment of medium-term maturing bonds.

The “Withdrawal Deadline” with respect to the Offers was 5:00 p.m., New York City time, on June 27, 2016. Notes already tendered pursuant to the Offers may no longer be withdrawn, and any Notes tendered after the Withdrawal Deadline and at or prior to the Expiration Time may not be withdrawn.

Barclays Capital Inc., BNP Paribas, Citigroup Global Markets Limited and J.P. Morgan Securities LLC have been appointed to serve as dealer managers for the Offers. D.F. King has been retained to serve as the information agent and tender agent in connection with the Offers.

For additional information regarding the terms of the Offers, please contact Barclays Capital Inc. by email at liability.management@barclays.com or by telephone at +1 800 438 3242 (toll free within the U.S.), collect at +1 212 528 7581 or +44 20 3134 8515 (London), BNP Paribas at +1 888 210 4358 (toll free within the U.S.) or collect at +1 212 841 3059, Citigroup Global Markets Limited by email at liabilitymanagement.europe@citi.com or by telephone at +44 20 7986 8969 (London), +1 800 558 3745 (toll free within the U.S.) or collect at +1 212 723 6106 or J.P. Morgan Securities LLC at +1 866 834 4666 (toll free within the U.S.) or collect at +1 212 834 3424. Requests for documents and questions regarding the tender of Notes may be directed to D.F. King via email: arcelor@dfkingltd.com or telephone: London: +44 (0)20 7920 9700, New York: +1 800 814 4284 (toll free within U.S.) or collect at + 1 212 269 5550, and Hong Kong: +852 3953 7230.

A copy of the Offer to Purchase is available at http://www.dfking.com/arcelor and may also be obtained at no charge from D.F. King.

None of ArcelorMittal, the dealer managers or the information and tender agent makes any recommendation as to whether any holder of the Notes should tender or refrain from tendering all or any portion of the principal amount of the Notes, or the price at which any such Notes should be tendered.

Capitalized terms used and not defined herein have the meanings ascribed to them in the Offer to Purchase.

Important Information

This press release is neither an offer to purchase nor a solicitation to buy any Notes nor is it a solicitation for acceptance of the Offers. The Company is making the Offers only by, and pursuant to the terms of, the Offer to Purchase. The Offers are not being made to (nor will tenders of Notes be accepted from or on behalf of) holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. This announcement must be read in conjunction with the Offer to Purchase.

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United Kingdom. The communication of the Offer to Purchase and any other documents or materials relating to the Offers has not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21(1) of the FSMA on the basis that it is only directed at and may only be communicated to: (1) persons who are outside the United Kingdom (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)); (3) those persons who are existing members or creditors of the Company or other persons within Article 43(2) of the Order; (4) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order or (5) any other persons to whom such documents and/or materials may lawfully be communicated in circumstances in which section 21(1) of the FSMA does not apply to the Company (all such persons together being referred to as “relevant persons”). The Offer to Purchase and any other documents are materials relating to the Offers are only available to relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

France. The Offers are not being made, directly or indirectly, to the public in the Republic of France. The Offer to Purchase and any other documents or offering material relating to the Offers may not be distributed or caused to be distributed to the public in the Republic of France. Only (a) persons providing investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (b) qualified investors (investisseurs qualifiés) acting for their own account, other than individuals (each a “Qualified Investor”) as defined in, and in accordance with, Articles L. 411-1, L. 411-2 and D. 411-1 of the French Code monétaire et financier and applicable regulations thereunder, are eligible to participate in the Offers. Neither the Offer to Purchase, nor any other such offering material has been submitted for clearance to the Autorité des marchés financiers.

Italy. None of the Offers, the Offer to Purchase or any other documents or materials relating to the Offers have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to applicable Italian laws and regulations. The Offers are being carried out in the Republic of Italy (“Italy”) as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Holders or beneficial owners of the Notes that are resident or located in Italy can tender their Notes for purchase through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offer to Purchase.

Belgium. Neither the Offer to Purchase nor any other document or materials relating to the Offers has been, or will be, submitted or notified to, or approved by, the Belgian Financial Services and Markets Authority (“Autorité des services et marchés financiers”/“Autoriteit voor Financiële Diensten en Markten”). The Offers are not being made in Belgium by way of a public offering within the meaning of Articles 3, §1, 1° and 6, §1 of the Belgian Law of April 1, 2007 on public takeover bids (“loi relative aux offres publiques d’acquisition”/“wet op de openbare overnamebiedingen”), as amended from time to time. Accordingly, the Offer to Purchase may not be, and is not being, advertised and the Offers will not be extended and the Offer to Purchase and any other documents or materials relating to the Offers may not, has not, and will not, be distributed, directly or indirectly, to any person in Belgium other than to “qualified investors” (“investisseur qualifié”/“gekwalificeerde belegger”) within the meaning of Article 10, §1 of the Belgian Law of June 16, 2006 on the public offering of securities and the admission of securities to trading on a regulated market (“loi relative aux offres publiques d'instruments de placement et aux admissions d'instruments de placement à la négociation sur des marchés réglementés”/“wet op de openbare aanbieding van beleggingsinstrumenten en de toelating van beleggingsinstrumenten tot de verhandeling op een gereglementeerde markt”) (as amended from time to time), as referred to in Article 6, §3, of said Belgian Law of April 1, 2007 on public takeover bids. Insofar as Belgium is concerned, the Offers are made only to qualified investors, as this term is defined above. Accordingly, the information contained in the Offer to Purchase or in any other documents or materials relating to the Offers may not be used for any other purpose or disclosed or distributed to any other person in Belgium.

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and an industrial footprint in 19 countries. Guided by a philosophy to produce safe, sustainable steel, we are the leading supplier of quality steel in the major global steel markets including automotive, construction, household appliances and packaging, with world-class research and development and outstanding distribution networks.

Through our core values of sustainability, quality and leadership, we operate responsibly with respect to the health, safety and wellbeing of our employees, contractors and the communities in which we operate.

For us, steel is the fabric of life, as it is at the heart of the modern world from railways to cars and washing machines. We are actively researching and producing steel-based technologies and solutions that make many of the products and components people use in their everyday lives more energy efficient.

We are one of the world’s five largest producers of iron ore and metallurgical coal and our mining business is an essential part of our growth strategy. With a geographically diversified portfolio of iron ore and coal assets, we are strategically positioned to serve our network of steel plants and the external global market. While our steel operations are important customers, our supply to the external market is increasing as we grow.

In 2015, ArcelorMittal had revenues of US$63.6 billion and crude steel production of 92.5 million tonnes, while own iron ore production reached 62.8 million tonnes.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

Europe	+35247923198
Americas	+13128993985
Retail	+35247923198
SRI	+442075431156
Bonds/Credit	+33171921026

Contact information ArcelorMittal Corporate Communications
E-mail:	press@arcelormittal.com
Phone:	+442076297988

ArcelorMittal Corporate Communications

Sophie Evans Paul Weigh	+442032142882 +442032142419

France
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Sylvie Dumaine / Anne-Charlotte Creach	+33153707470